Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers,

and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of February 28, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.20	56.20	55.77	55.77
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	13,777,000
4	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664

5	Dor J.Segal	Ordinary Shares	720,000	0.44	0.44	0.43	0.43
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.04	0.04
7	Haim Ben-Dor	Series C Debentures	699,370.40
8	Haim Ben-Dor	Series F Debentures	1,789,009.50
9	Haim Ben-Dor	Series K Debentures	445,400
10	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.09	0.09
11	Arie Mientkavich	Unregistered Options	100,000
12	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01
13	Yair Orgler	Unregistered Options	12,400			0.01	0.01
14	Yair Orgler	Series C Debentures	80,000
15	Yair Orgler	Series D Debentures	300,000
16	Yair Orgler	Series F Debentures	132,540
17	Yair Orgler	Series I Debentures	80,000
18	Noga Knaz	Unregistered Options	4,800			0.00	0.00
19	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.13	0.13
20	Aharon Soffer	Unregistered Options	190,000
21	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	11,041,144	6.68	6.68	6.63	6.63
22	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14 ,601,794
23	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	245,000
24	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	41,667,037
25	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	150,054,950
26	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	38,503,331
27	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	78,262,157
28	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	99,591,327

29	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	81,898,095
30	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	20,684,934
31	Mawer Investment Management Ltd.	Ordinary Shares	9,125,958	5.52	5.52	5.48	5.48

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	% Voting	% Capital	% Voting
32	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.12	0.12
33	Gil Kotler	Unregistered Options	43,750
34	Gil Kotler	Unregistered Options	95,584
35	Gil Kotler	RSU	13,382
36	Gil Kotler	PSU	29,470
37	Varda Zuntz	Ordinary Shares	60,037	0.04	0.04	0.08	0.08
38	Varda Zuntz	Unregistered Options	25,000
39	Varda Zuntz	Unregistered Options	38,234
40	Varda Zuntz	RSU	5,353
41	Varda Zuntz	PSU	11,788
42	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.12	0.12
43	Eran Ballan	Unregistered Options	65,000
44	Eran Ballan	Unregistered Options	95,584
45	Eran Ballan	RSU	13,382
46	Eran Ballan	PSU	29,470
47	Rami Vaisenberger	Unregistered Options	25,000			0.06	0.06
48	Rami Vaisenberger	Unregistered Options	57,351
49	Rami Vaisenberger	RSU	8,029
50	Rami Vaisenberger	PSU	17,682
51	Ronen Geles	Unregistered Options	20,000			0.05	0.05
52	Ronen Geles	Unregistered Options	38,234

53	Ronen Geles	RSU	5,353
54	Ronen Geles	PSU	11,788
55	Shlomi Drori	Unregistered Options	38,234	0.03	0.03
56	Shlomi Drori	RSU	5,353
57	Shlomi Drori	PSU	11,788

Changes in holdings during November of 2012

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 21 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,785,780

Change in the number of securities: 255,364

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 41,570,768

Change in the number of securities: 96,269

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 147,505,176

Change in the number of securities: 2,549,774

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 38,493,331

Change in the number of securities: 10,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 78,230,902

Change in the number of securities: 31,255

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 98,342,089

Change in the number of securities: 1,249,238

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 81,814,651

Change in the number of securities: 83,444

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 18,288,144

Change in the number of securities: 2,396,790

Name of the Holder: Mawer Investment Management Ltd.

Holder Number: 31 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 9,125,958

Name of the Holder: Gil Kotler

Holder Number: 32 (Ordinary Shares)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,000

Change in the number of securities: 10,945

Name of the Holder: Gil Kotler

Holder Number: 32 (Ordinary Shares)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,000

Change in the number of securities: 10,945

Name of the Holder: Gil Kotler

Holder Number: 33 (Unregistered Option)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 87,500

Change in the number of securities: -43,750

Name of the Holder: Gil Kotler

Holder Number: 34 (Unregistered Option)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 95,584

Name of the Holder: Gil Kotler

Holder Number: 35 (RSU)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 13,382

Name of the Holder: Gil Kotler

Holder Number: 36 (PSU)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260595

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 29,470

Name of the Holder: Varda Zuntz

Holder Number: 37 (Ordinary Shares)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 61,037

Change in the number of securities: -1,000

Name of the Holder: Varda Zuntz

Holder Number: 38 (Unregistered Option)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 50,000

Change in the number of securities: -25,000

Name of the Holder: Varda Zuntz

Holder Number: 39 (Unregistered Option)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 38,234

Name of the Holder: Varda Zuntz

Holder Number: 40 (RSU)

Type of Holder: SEVP and CFO

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 5,353

Name of the Holder: Varda Zuntz

Holder Number: 41 (PSU)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260595

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 11,788

Name of the Holder: Eran Ballan

Holder Number: 44 (Unregistered Option)

Type of Holder: SEVP, GC and Company Secretary

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 95,584

Name of the Holder: Eran Ballan

Holder Number: 45 (RSU)

Type of Holder: SEVP, GC and Company Secretary

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 13,382

Name of the Holder: Eran Ballan

Holder Number: 46 (PSU)

Type of Holder: SEVP, GC and Company Secretary

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260595

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 29,470

Name of the Holder: Rami Vaisenberger

Holder Number: 48 (Unregistered Option)

Type of Holder: VP and Controller

Registration Number: 016708695

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 57,351

Name of the Holder: Rami Vaisenberger

Holder Number: 49 (RSU)

Type of Holder: VP and Controller

Registration Number: 016708695

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 8,029

Name of the Holder: Rami Vaisenberger

Holder Number: 50 (PSU)

Type of Holder: VP and Controller

Registration Number: 016708695

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260595

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 17,682

Name of the Holder: Ronen Geles

Holder Number: 52 (Unregistered Option)

Type of Holder: VP Finance

Registration Number: 037559028

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 38,234

Name of the Holder: Ronen Geles

Holder Number: 53 (RSU)

Type of Holder: VP Finance

Registration Number: 037559028

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 5,353

Name of the Holder: Ronen Geles

Holder Number: 54 (PSU)

Type of Holder: VP Finance

Registration Number: 037559028

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260595

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 11,788

Name of the Holder: Shlomi Drori

Holder Number: 55 (Unregistered Option)

Type of Holder: VP Supervision and Control

Registration Number: 029063518

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 38,234

Name of the Holder: Shlomi Drori

Holder Number: 56 (RSU)

Type of Holder: VP Supervision and Control

Registration Number: 029063518

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 5,353

Name of the Holder: Shlomi Drori

Holder Number: 57 (PSU)

Type of Holder: VP Supervision and Control

Registration Number: 029063518

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260595

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 11,788

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise